Aames 2001-3

Mortgage Pass-Through Certificates

Series 2001-3

Credit Enhancement Report for March 25, 2002 Distribution
Credit Enhancement Report

ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	0.00	1,256.93	1,256.93

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			1,854,478.94
Overcollateralization Requirement			4,812,728.65
Excess Interest			364,836.25

Page 11 of 27	© COPYRIGHT 2002 Deutsche Bank